Filed pursuant to Rule 424(b)(5)
                                              Registration No. 33-92706




PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JUNE 29, 1995)

                                  $200,000,000
                           SMITH BARNEY HOLDINGS INC.
                        7 1/8% NOTES DUE OCTOBER 1, 2006
                              -------------------



    Smith Barney Holdings Inc. (the "Company") is offering $200,000,000 principal amount of its 7 1/8% Notes due October 1, 2006 (the "Notes"). Interest on the Notes is payable on April 1 and October 1, commencing April 1, 1997. The Notes may not be redeemed prior to maturity. See "Description of Notes."


    The Notes will be issued in fully registered form only in denominations of $1,000 or integral multiples thereof. The Notes will be initially represented by one or more global notes registered in the name of The Depository Trust Company ("DTC") or its nominee. Beneficial interests in the Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Owners of beneficial interests in Notes will be entitled to physical delivery of Notes in certificated form equal in principal amount to their respective beneficial interests only under the limited circumstances described herein. See "Description of Notes--Book-Entry Notes."

    Settlement for the Notes will be made in immediately available funds. The Notes will trade in the Same-Day Funds Settlement System of DTC, and, to the extent that secondary market trading activity in the Notes is effected through the facilities of DTC, such trades will be settled in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds.
                              -------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                                           Underwriting
                                         Price to         Discounts and             Proceeds to
                                        Public (1)       Commissions (2)          Company (1) (3)
Per Note                                  99.554%             .600%                   98.954%
Total                                  $199,108,000         $1,200,000             $197,908,000



  (1) Plus accrued interest, if any, from October 1, 1996 to the date of delivery.


  (2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  (3) Before deducting expenses payable by the Company estimated to be
      $75,000.
                              -------------------


    The Notes are offered by the Underwriters named herein, subject to prior sale, when, as and if accepted by the Underwriters and subject to certain conditions. It is expected that delivery of the Notes in book-entry form will be made through the facilities of DTC, on or about October 10, 1996.

                              -------------------
SMITH BARNEY INC.

           CS FIRST BOSTON
                      CHASE SECURITIES, INC.
                                 CITICORP SECURITIES, INC.
                                            DONALDSON, LUFKIN & JENRETTE
                                                    SECURITIES CORPORATION
                                                           SALOMON BROTHERS INC
                                                                  UBS SECURITIES



October 7, 1996

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                              -------------------


                                 CAPITALIZATION



    The following table sets forth the consolidated capitalization of the Company at June 30, 1996, and as adjusted to give effect to the issuance and sale of the Notes, the issuance and sale of additional long-term debt of the Company after June 30, 1996 through the date hereof, and the application of the proceeds from each of these transactions to the repayment of short-term borrowings, as if such transactions had occurred on June 30, 1996.


                                                                             AT JUNE 30, 1996
                                                                        --------------------------
                                                                               (UNAUDITED)
                                                                        OUTSTANDING    AS ADJUSTED
                                                                        -----------    -----------
                                                                          (DOLLARS IN MILLIONS)
Short-term borrowings................................................     $ 3,483        $ 3,243
Notes payable........................................................          10             10
Long-term debt.......................................................       1,975          2,215
Subordinated indebtedness............................................         246            246
                                                                        -----------    -----------
        Total debt...................................................     $ 5,714        $ 5,714
                                                                        -----------    -----------
                                                                        -----------    -----------

Stockholder's equity
  Common stock ($.10 par value;
    authorized--1,000 shares;
    issued and outstanding--100 shares)..............................      --             --
Additional paid-in capital...........................................       1,803          1,803
Retained earnings....................................................         720            720
Cumulative translation adjustment....................................           5              5
                                                                        -----------    -----------
        Total stockholder's equity...................................       2,528          2,528
                                                                        -----------    -----------
Total capitalization.................................................     $ 8,242        $ 8,242
                                                                        -----------    -----------
                                                                        -----------    -----------



                       RATIO OF EARNINGS TO FIXED CHARGES



                                           SIX MONTHS
                                              ENDED              YEAR ENDED DECEMBER 31,
                                            JUNE 30,       ------------------------------------
                                              1996         1995    1994    1993    1992    1991
                                          -------------    ----    ----    ----    ----    ----
Ratio of earnings to fixed charges.....        2.00        1.71    1.81    2.68    2.06    1.69



    The ratio of earnings to fixed charges has been computed by dividing earnings before income taxes and fixed charges by the fixed charges. For purposes of this ratio, fixed charges consist of interest expense and that portion of rentals deemed representative of the appropriate interest factor.


                                USE OF PROCEEDS

    The net proceeds to be received by the Company from the sale of the Notes will be used for general corporate purposes, which may include capital contributions to subsidiaries of the Company and/or the reduction or refinancing of borrowings of the Company or its subsidiaries. In order to fund its investment brokerage business, the Company expects to incur additional indebtedness in the future.

                              DESCRIPTION OF NOTES

    The following description of the terms of the Notes offered hereby (referred to in the Prospectus as the "Offered Securities") supplements the description of the general terms of Securities set forth in the Prospectus, to which description reference is hereby made. The following summary of the Notes is qualified in its entirety by reference thereto and to the Indenture referred to therein.


    The Notes will be limited to $200,000,000 in aggregate principal amount, as a result of which, as of October 7, 1996, $484,927,590 aggregate principal amount of Debt Securities remains currently available to be offered by the Company under the Registration Statement of which this Prospectus Supplement and the accompanying Prospectus form a part. The Notes will be issued only in fully registered form without coupons, in denominations of $1,000 and integral multiples thereof. Initially, the Notes will be issued in the form of one or more global notes (each, a "Book-Entry Note") registered in the name of DTC or its nominee, as described below. The Notes will bear interest from October 1, 1996, at the annual rate set forth on the cover page of this Prospectus Supplement. The Notes will mature on October 1, 2006. Interest on the Notes will be payable semiannually on April 1 and October 1, commencing April 1, 1997, to the persons in whose names the Notes are registered at the close of business on the preceding March 15 or September 15, respectively. The Notes will not be redeemable prior to maturity and will not be subject to any sinking fund.


    Principal of and interest on the Notes will be payable at the office or agency of the Company to be maintained in the Borough of Manhattan, The City of New York, initially at the Corporate Trust Office of the Trustee, 111 Wall Street, Fifth Floor, New York, New York; provided, however, that at the option of the Company, payment of interest may be made by check mailed to the address of the person entitled thereto as such address shall appear in the register of holders of Notes. Notwithstanding the foregoing, payments of principal of and interest on Book-Entry Notes will be made as described below.

    The Indenture permits the defeasance of Debt Securities upon the satisfaction of the conditions described under "Description of Securities--Defeasance" in the Prospectus. The Notes are subject to these defeasance provisions.

BOOK-ENTRY NOTES

    The Notes will initially be issued in the form of one or more Book-Entry Notes, which will be deposited with, or on behalf of, DTC and registered in the name of DTC or its nominee. Except as set forth below, Book-Entry Notes may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor of DTC or a nominee of such successor.

    Principal and interest payments on the Notes represented by one or more Book-Entry Notes will be made by the Company to DTC or its nominee, as the case may be, as the registered owner of the related Book-Entry Note or Notes. The Company expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of Book-Entry Notes, will credit immediately the accounts of the related participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interests in such Book-Entry Notes as shown on the records of DTC. Neither the Company nor the Trustee or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of Book-Entry Notes, or for maintaining, supervising or reviewing any records relating to such beneficial interests. The Company also expects that payments by participants to owners of beneficial interests in Book-Entry Notes held through such participants will be governed by standing customer instructions and customary practices, as is the case with securities registered in "street name." Such instructions will be the responsibility of such participants.

    If DTC is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue Notes in certificated form in exchange for beneficial interests in the Book-Entry Notes. In addition, the Company may at any time determine not to have its Notes represented by one or more Book-Entry Notes, and, in such event, will issue Notes in certificated form in exchange for beneficial interests in Book-Entry Notes. In any such instance, an owner of a beneficial interest in a Book-Entry Note will be entitled to physical delivery in certificated form of Notes equal in principal amount to such beneficial interest and to have such Notes registered in its name. Notes so issued in certificated form will be issued in denominations of $1,000 or any amount in excess thereof that is an integral multiple of $1,000 and will be issued in registered form only, without coupons.

SAME-DAY SETTLEMENT AND PAYMENT

    Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds.

    Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the Notes are expected to trade in the Same-Day Funds Settlement System of DTC until maturity, and, to the extent that secondary market trading activity in the Notes is effected through the facilities of DTC, such trades will be settled in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

                                  UNDERWRITING


    Subject to the terms and conditions set forth in the Terms Agreement dated October 7, 1996, which incorporates by reference the Underwriting Agreement Basic Provisions dated October 29, 1993 (together, the "Underwriting Agreement"), the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the principal amount of Notes set forth opposite its name below:



    UNDERWRITER                                                                PRINCIPAL AMOUNT
----------------------------------------------------------------------------   ----------------
Smith Barney Inc............................................................     $ 32,000,000
CS First Boston Corporation.................................................       28,000,000
Chase Securities, Inc. .....................................................       28,000,000
Citicorp Securities, Inc....................................................       28,000,000
Donaldson, Lufkin & Jenrette
      Securities Corporation................................................       28,000,000
Salomon Brothers Inc........................................................       28,000,000
UBS Securities LLC..........................................................       28,000,000
                                                                               ----------------
      Total.................................................................     $200,000,000
                                                                               ----------------
                                                                               ----------------


    The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Notes are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are committed to take and pay for all of the Notes if any are taken.


    The Underwriters propose to offer part of the Notes directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of .400% of the principal amount under the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess of .250% of the principal amount to certain other dealers.


    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

    The Company does not intend to apply for listing of the Notes on a national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the Notes, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Notes, and any such market making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Notes.

    Smith Barney Inc. is a wholly owned subsidiary of the Company. Certain of the Underwriters and their affiliates engage in transactions (which may include commercial banking transactions) with and perform services for the Company or one or more of its affiliates in the ordinary course of business and may do so in the future.

                                    EXPERTS


    The consolidated financial statements and schedules of the Company as of December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995, included in the Company's Annual Report on Form 10-K for the year ended December 31, 1995, have been incorporated by reference herein, in reliance upon the report (also incorporated by reference herein) of Coopers & Lybrand L.L.P., independent auditors, and upon the authority of said firm as experts in accounting and auditing.


                                 LEGAL OPINIONS

    The validity of the Notes offered hereby will be passed upon for the Company by A. George Saks, Esq., as counsel for the Company, 388 Greenwich Street, New York, New York 10013 and for the Underwriters by Skadden, Arps, Slate, Meagher & Flom, 919 Third Avenue, New York, New York 10022. Mr. Saks, Vice President and General Counsel of the Company, beneficially owns, or has rights to acquire under Travelers Group Inc. employee benefit plans, an aggregate of less than 1% of the common stock of Travelers Group Inc., the parent of the Company. Skadden, Arps, Slate, Meagher & Flom has from time to time acted as counsel for Travelers Group Inc. and certain of its subsidiaries and may do so in the future. Mr. Kenneth J. Bialkin, a partner in that firm, is a director of Travelers Group Inc., and he and other partners in such firm beneficially own an aggregate of less than 1% of the common stock of Travelers Group Inc.

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  NO DEALER, SALESPERSON OR ANY OTHER PERSON
HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION,
OR TO MAKE ANY REPRESENTATIONS, OTHER THAN
THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT
OR THE PROSPECTUS, IN CONNECTION WITH THE
OFFER CONTAINED IN THIS PROSPECTUS SUPPLEMENT                $200,000,000
AND THE PROSPECTUS,  AND, IF GIVEN OR MADE,
SUCH INFORMATION OR REPRESENTATIONS MUST NOT
BE RELIED UPON AS HAVING BEEN AUTHORIZED BY                 SMITH BARNEY
THE COMPANY OR BY THE UNDERWRITERS. NEITHER                 HOLDINGS INC.
THIS PROSPECTUS SUPPLEMENT NOR THE PROSPECTUS
CONSTITUTES AN OFFER OF ANY SECURITIES OTHER              7 1/8% NOTES DUE
THAN THOSE TO WHICH IT RELATES OR AN OFFER TO              OCTOBER 1, 2006
SELL, OR A SOLICITATION OF AN OFFER TO BUY,
THOSE TO WHICH IT RELATES IN ANY STATE TO ANY
PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH
OFFER IN SUCH STATE. THE DELIVERY OF THIS
PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AT
ANY TIME DOES NOT IMPLY THAT THE INFORMATION
CONTAINED IN EITHER IS CORRECT AS OF ANY TIME
SUBSEQUENT TO ITS DATE.


          ---------------------
            TABLE OF CONTENTS

                                         PAGE
                                         ----                  -------

      PROSPECTUS SUPPLEMENT                               PROSPECTUS SUPPLEMENT
Capitalization........................   S-2                  OCTOBER 7, 1996
Ratio of Earnings to Fixed Charges....   S-2             (INCLUDING PROSPECTUS
Use of Proceeds.......................   S-2              DATED JUNE 29, 1995)
Description of Notes..................   S-3
Underwriting..........................   S-4                   -------
Experts...............................   S-5
Legal Opinions........................   S-5


                 PROSPECTUS                               SMITH BARNEY INC.
                                                           CS FIRST BOSTON
Available Information.................     2           CHASE SECURITIES, INC.
Incorporation of Certain Documents                    CITICORP SECURITIES, INC.
  by Reference........................     3        DONALDSON, LUFKIN & JENRETTE
The Company...........................     3           SECURITIES CORPORATION
Ratio of Earnings to Fixed Charges....     5            SALOMON BROTHERS INC
Use of Proceeds.......................     5             UBS SECURITIES
Description of Securities.............     5
Plan of Distribution..................    12
ERISA Matters.........................    13
Legal Matters.........................    14
Experts...............................    14


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